Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

F-1

HOMESTOLIFE LTD AND SUBSIDIARIES

F-2

HOMESTOLIFE LTD AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	December 31, 2025	June 30, 2026
ASSETS
Current assets:
Cash and cash equivalents	$27,276,091	$17,941,401
Restricted cash	-	164,026
Accounts receivables, net (including receivable from related parties of $5,763,509 and
nil as of December 31, 2025 and June 30, 2026, respectively)	76,010,709	74,811,081
Inventories, net	9,599,490	10,120,517
Amounts due from related parties	7,026,092	-
Deposit, prepayments and other receivables	5,853,470	6,741,958
Total current assets	125,765,852	109,778,983

Non-current assets:
Property, plant and equipment, net	4,354,206	5,884,250
Right-of-use assets, net	7,363,312	7,528,176
Restricted cash, non-current	-	111,136
Investments in equity securities	-	1,000,000
Other non-current assets	1,000,000	-
Deferred tax asset, net	673,416	689,142
Total non-current assets	13,390,934	15,212,704

TOTAL ASSETS	$139,156,786	$124,991,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,475,242	$4,587,814
Accounts payable, related parties	74,890,989	63,749,207
Customer deposits	1,195,989	1,188,847
Accrued liabilities and other payables	6,065,126	6,697,637
Short-term borrowings	10,389,094	7,263,986
Lease liabilities, current	1,924,657	2,299,696
Warranty liabilities	2,188,814	1,930,960
Derivatives financial instruments	74,765	-
Income tax payable	4,156,085	3,718,772
Total current liabilities	105,360,761	91,436,919

Long-term liabilities:
Provision for reinstatement cost	382,112	502,676
Lease liabilities	5,572,603	5,377,461
Total long-term liabilities	5,954,715	5,880,137

TOTAL LIABILITIES	111,315,476	97,317,056

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, $0.0001 par value, 500,000,000 shares authorized,89,687,500 and
89,687,500 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,111,193)	(12,515,722)
Retained earnings	2,764,110	3,001,960
Total shareholders’ equity	27,841,310	27,674,631

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$139,156,786	$124,991,687

See accompanying notes to the unaudited condensed consolidated financial statements.

F-3

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30,
	2025	2026
Revenues, net
From third parties	$170,117,861	$190,732,226
From related parties	10,656,942	7,572,880
	180,774,803	198,305,106
Cost of goods sold	(130,942,258)	(141,311,428)

Gross profit	49,832,545	56,993,678

Operating expenses:
Sales and distribution expenses	(31,092,110)	(36,967,422)
General and administrative expenses	(9,691,952)	(10,327,858)
Total operating expenses	(40,784,062)	(47,295,280)

Income from operations	9,048,483	9,698,398

Other income (expense):
Interest expense	(730,372)	(150,615)
Interest income	16,246	19,193
Government subsidies	16,950	23,385
Foreign exchange gain (loss), net	4,293,633	(2,168,357)
Net gain from related parties debt restructuring	1,460,543	-
Professional fees on acquisition of HTL Marketing	(1,261,560)	-
Scrap sofa sale income	223,263	165,621
Change in fair value of derivatives financial instruments	(753,243)	74,765
Sundry income(expense)	39,404	148,095
Total other income (expense), net	3,304,864	(1,887,913)

Income before income taxes	12,353,347	7,810,485

Income tax expense	(2,329,272)	(1,742,947)
NET INCOME	$10,024,075	$6,067,538

Other comprehensive income (loss):
– Foreign currency translation adjustments	1,368,175	(404,529)

COMPREHENSIVE INCOME	$11,392,250	$5,663,009

Weighted average number of ordinary shares:
Basic and diluted	89,687,500	89,687,500

EARNINGS PER SHARE – BASIC AND DILUTED	$0.11	$0.07

See accompanying notes to the unaudited condensed consolidated financial statements.

F-4

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary shares		Additional	Accumulated other	(Accumulated losses)	Total
	No. of shares *	Amount	paid-in capital	comprehensive loss	retained earnings	shareholders’ equity

Balance as of December 31, 2024	14,687,500	1,469	37,186,924	(12,686,896)	(13,790,042)	10,711,455
Retroactive application of common control acquisition	75,000,000	7,500	(7,500)	-	-	-
Adjusted opening balance	89,687,500	8,969	37,179,424	(12,686,896)	(13,790,042)	10,711,455

Net income for the period	-	-	-	-	10,024,075	10,024,075

Foreign currency translation adjustment	-	-	-	1,368,175	-	1,368,175

Balance as of June 30, 2025	89,687,500	8,969	37,179,424	(11,318,721)	(3,765,967)	22,103,705

Balance as of December 31, 2025	89,687,500	8,969	37,179,424	(12,111,193)	2,764,110	27,841,310

Net income for the period	-	-	-	-	6,067,538	6,067,538

Foreign currency translation adjustment	-	-	-	(404,529)	-	(404,529)

Dividend	-	-	-	-	(5,829,688)	(5,829,688)

Balance as of June 30, 2026	89,687,500	8,969	37,179,424	(12,515,722)	3,001,960	27,674,631

*	The share amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition in HTL Marketing Pte Ltd.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-5

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six Months ended June 30,
	2025	2026
Cash flows from operating activities:
Net income	$10,024,075	$6,067,538
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of property, plant and equipment	142,739	229,552
Allowance for obsolete inventories	40,053	196,995
Written-off inventories	(204,220)	(13,400)
Benefit for deferred income taxes	(136,389)	(21,775)
Provision for allowance for expected credit losses	4,665	211,905
Provision for warranty liabilities	4,004,614	3,096,219
Provision for reinstatement cost	77,277	120,564
Non-cash lease expense	(40,750)	103,134
Change in fair value of derivative financial instruments	753,243	(74,765)

Change in operating assets and liabilities:
Accounts receivables	(4,745,325)	987,723
Inventories	(2,417,038)	(700,246)
Deposit, prepayments, and other receivables	(2,044,057)	(825,951)
Accounts payable	(17,304,187)	(14,477,611)
Customer deposits	383,291	(7,142)
Accrued liabilities and other payables	2,112,765	632,510
Warranty liabilities	(2,970,986)	(3,354,072)
Income tax payable	1,078,773	(437,313)
Net cash used in operating activities	(11,241,457)	(8,266,135)

Cash flows from investing activities:
Purchase of property, plant and equipment	(557,755)	(1,951,009)
Net cash used in investing activities	(557,755)	(1,951,009)

Cash flows from financing activities:
Proceeds from short-term borrowings	40,199,588	10,711,705
Repayments of short-term borrowings	(32,073,255)	(13,836,813)
Repayments to related parties	(21,419,088)	-
Advances from related parties	12,192,439	10,474,493
Amounts due from related parties - Reorganization and scrapping	7,066,770	-
Deferred offering cost	-	(62,537)
Dividend paid to shareholders of the Company	-	(5,829,688)
Net cash provided by financing activities	5,966,454	1,457,160

Effect on exchange rate change on cash and cash equivalents, and restricted cash	1,043,524	(299,544)

Net change in cash and cash equivalents, and restricted cash	(4,789,234)	(9,059,528)

BEGINNING OF PERIOD	24,860,621	27,276,091

END OF PERIOD	$20,071,387	$18,216,563

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$1,398,808	$2,198,095
Cash paid for interest	$570,293	$158,129

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares issued for common control acquisition	$75,000,000	$-
Related parties balances under offsetting arrangement	$15,337,816	$(6,287,024)

See accompanying notes to the unaudited condensed consolidated financial statements.

F-6

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 － BUSINESS OVERVIEW

HomesToLife Ltd (the “Company”, “HTLM” or the “HomesToLife Cayman”) was incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024.

The Company, through its subsidiaries, is principally engaged in the sale and distribution of upholstered furniture, such as, sofas, armchairs, recliners, and related accessories, with its unique design and craftsmanship, throughout a network of retail stores in Europe, North America, and Asia.

On May 19, 2025, the Company completed the acquisition of HTL Marketing Pte. Ltd. The Company and HTL Marketing Pte. Ltd. were under common control prior to the acquisition and, accordingly, the transaction was accounted for as a transfer of businesses under common control in accordance with ASC 805-50. Accordingly, the accompanying unaudited condensed consolidated financial statements have been retrospectively adjusted for the comparative period ended June 30, 2025, and presented as if the transaction had occurred at the beginning of the earliest period presented.

Description of subsidiaries incorporated and controlled by the Company, as of June 30, 2026:

Name	Background		Ownership

HomesToLife International Pte. Ltd. (“HIPL”)	●	Singaporean company	100% owned by HTLM
	●	Incorporated on February 22, 2024
	●	Issued and outstanding 20,001 ordinary shares for SGD1 and USD20,000
	●	Investment holding

HomesToLife Pte. Ltd. (“HTL SG”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on September 28, 1989
	●	Issued and outstanding 38,800,000 ordinary shares for SGD38,800,000
	●	Sale and distribution of furniture

HTL Far East Pte. Ltd. (“HTL FE”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on October 28, 2024
	●	Issued and outstanding 10,000 ordinary shares for USD10,000
	●	Wholesale of furniture

HTL Marketing Pte. Ltd. (“HTL Marketing”)	●	Singaporean company	100% owned by HTLM
	●	Incorporated on December 23, 2020
	●	Issued and outstanding 10,000 ordinary shares for USD10,000
	●	Wholesale of furniture

New Century Furniture Pte. Ltd. (“NCFTP”)	●	Singaporean company	100% owned by HTL Marketing
	●	Incorporated on October 05, 2020
	●	Issued and outstanding 1,310,000 ordinary shares for USD1,310,000
	●	Investment holding

HTL France SAS (“HTLF”)	●	French company	100% owned by NCFTP
	●	Incorporated on October 30, 2014
	●	Issued and outstanding 298,960 ordinary shares for EUR298,960
	●	Overseas sale office

HTL ANZ PTY LTD (“HTLA”)	●	Australian company	100% owned by NCFTP
	●	Incorporated on September 20, 2023
	●	Issued and outstanding 10,000 ordinary shares for AUD 10,000
	●	Overseas sale office

HTL Korea Co., Ltd. (“HTLK”)	●	Korean company	100% owned by NCFTP
	●	Incorporated on September 07, 2010
	●	Issued and outstanding 291,080 ordinary shares for KRW1,455,400,000
	●	Sale and distribution of furniture

Hwa Tat Lee Japan Co., Ltd. (“HTLJ”)	●	Japanese company	100% owned by NCFTP
	●	Incorporated on April 03, 1996
	●	Issued and outstanding 10,000 ordinary shares for JPY90,000,000
	●	Wholesale of furniture

Terasoh Co., Ltd. (“TCL”)	●	Japanese company	100% owned by NCFTP
	●	Incorporated on July 19, 1973
	●	Issued and outstanding 160,000 ordinary shares for JPY67,000,000
	●	Leasing, previously sales and manufacturing of furniture

HTL Taiwan Holding Pte. Ltd. (“HTLTW”)	●	Singaporean company	100% owned by NCFTP
	●	Incorporated on April 02, 2024
	●	Issued and outstanding 1 ordinary share for SGD1
	●	Investment holding

HTL (UK) Limited (“HTLUK”)	●	British company	100% owned by NCFTP
	●	Incorporated on October 05, 2000
	●	Issued and outstanding 3,050,000 ordinary shares for GBP3,050,000
	●	Overseas sale office

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

F-7

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The interim financial information provided is unaudited, but includes all adjustments which management considers necessary for the fair presentation of the results for these periods. Operating results for the interim period ended June 30, 2026 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2026. The information included in this Form 6-K should be read in conjunction with Management’s Discussion and Analysis, and the audited financial statements and notes thereto included in the Company’s Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 23, 2026.

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications have no impact on net earnings and financial position.

● Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives of property, plant and equipment, impairment of long-lived assets, valuation of investments in equity securities, allowance for expected credit losses, allowance for obsolete inventories, revenue recognition, retirement plan cost, leases, warranty liabilities, provision for reinstatement cost, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the Company’s critical and significant accounting estimates. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

● Foreign Currency Transaction and Translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. The Company’s major operating subsidiaries operating in Singapore maintain its books and records in US$, with the exception of HomesToLife Pte Ltd, which keeps its books in Singapore Dollars (“SGD”) being primary currency of the economic environment in which its business is conducted. However, other operating subsidiaries operating in overseas maintain their books and records in their respective local currencies, Australian Dollars (“AUD “), Euro (“EUR”), Japanese Yen (“JPY”), South Korean Won (“KRW”) and British Pound (“GBP”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with Accounting Standards Codification (“ASC”) Topic 830-30, Translation of Financial Statement (“ASC 830”), using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed consolidated statements of changes in shareholders’ equity.

Translation of amounts has been made at the following exchange rates into US$1 for the six months ended June 30, 2025 and 2026:

	Six months ended June 30,
	2025	2026
Period-end SGD:US$1 exchange rate	1.2750	1.2937
Average SGD:US$1 exchange rate	1.3198	1.2800
Period-end AUD:US$1 exchange rate	1.5307	1.4550
Average AUD:US$1 exchange rate	1.5758	1.4337
Period-end EUR:US$1 exchange rate	0.8530	0.8766
Average EUR:US$1 exchange rate	0.9112	0.8569
Period-end JPY:US$1 exchange rate	144	162
Average JPY:US$1 exchange rate	147	158
Period-end KRW:US$1 exchange rate	1,337	1,528
Average KRW:US$1 exchange rate	1,400	1,460
Period-end GBP:US$1 exchange rate	0.7289	0.7553
Average GBP:US$1 exchange rate	0.7651	0.7439

The above currency exchange rates are derived from United Overseas Bank Limited as published at the above-mentioned dates.

F-8

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts with banks. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

● Restricted Cash

Restricted cash comprises deposits pledged as security for bank guarantees supporting a subsidiary’s lease arrangements and a fixed deposit maintained by another subsidiary as collateral for its merchant acquiring facility.

● Accounts Receivables

Accounts receivable due from credit card processors, as the cash proceeds from accounts receivables are received within the next 3 working days, which are recorded at the gross billing amounts, net of the fee charges by credit card processors.

Accounts receivable due from customers and related parties in export sales and leather trading, are generally received under credit terms ranging from 7 to 115 days, which are recorded at their original invoice amounts.

Account receivables are presented net of an allowance for expected credit losses. The allowance is measured in accordance with ASC 326, Financial Instruments—Credit Losses, and reflects expected losses based on a combination of individual (specific) provisions and collective (general) provisions. The Company reviews expected credit losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each credit card processors and customers, and current economic industry trends. For individual (specific) provisions, the Company performs individual assessment of the debtors that exhibit indicators of elevated credit risk, such as current creditworthiness, past collection history, known disputes, and other information relevant to the individual counterparty’s ability to satisfy its obligations. For collective (general) provisions, the Company evaluates receivables on a pooled basis using historical collection experience adjusted for current conditions and anticipated future economic factors. These pooled estimates incorporate aging trends, historical loss rates, industry conditions, and macroeconomic forecasts relevant to the Company’s credit exposure. Based on these analyses, management develops an estimate of the lifetime expected credit losses for the account receivables. The allowance for credit losses is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive income.

Account receivables are written off against the allowance when management concludes that the balance is uncollectible.

● Inventories

Inventories are finished goods for sales, such as sofas, armchairs, recliners, home accessories and other related products, which are stated at the lower of cost or net realizable value.

Cost of inventories is determined using the weighted average method or specific identification method, and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company applies the specific identification method to inventory items, such as sofas, armchairs, recliners and customized furniture, for which individual unit costs can be directly tracked. Although products may be similar in design, each purchase batch is tracked separately due to differences in acquisition costs. Cost of goods sold is recognized based on the actual cost of the specific batch from which the item is sold. For other inventory items that are interchangeable in nature and not tracked by batch, such as home accessories and other related products, the Company uses the weighted average method. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the unaudited condensed consolidated statements of operations and comprehensive income.

F-9

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Property, Plant and Equipment

Freehold land has an unlimited useful life and therefore is not depreciated.

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values (in accordance with local regulatory requirements):

Expected useful life
Leasehold improvements	The term of lease
Leasehold properties	Shorter of the term of lease or the expected useful life
Buildings	26 – 35 years
Office equipment	3-15 years
Furniture and fittings	1-23 years
Motor vehicles	5-6 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Investment in Equity Securities

The Company accounts for equity securities without a readily determinable fair value under the measurement alternative prescribed by ASC 321, Investments - Equity Securities. Such investments are initially recorded at cost, including transaction costs, and are subsequently measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Company evaluates the investment for impairment at each reporting period, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the Company determines that the fair value of the investment is less than its carrying amount and the decline in value is considered to be other than temporary, the carrying amount of the investment is written down to its fair value, with the impairment loss recognized in earnings.

On January 15, 2026, the Company acquired a 10% equity interest in Zeica Labs Pte. Ltd. for $1.0 million. The Company determined that it does not have a controlling financial interest or significant influence over Zeica Labs Pte. Ltd. and therefore accounts for the investment under ASC 321 using the measurement alternative. The consideration was fully paid in December 2025 and was included in other non-current assets as of December 31, 2025 until completion of the acquisition on January 15, 2026.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended June 30, 2025 and 2026.

● Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

F-10

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The major portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows, by business segments:

Retail Sales

The Company typically enters into a sale contract with its customers at the retail outlets in Singapore and South Korea, where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with separate sales rebate, discount, or other incentive and right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

The retail outlets will invoice the sale of products, and the revenue is recognized upon shipment or when the control of products is transferred to customers, which is the point at which the Company has satisfied its performance obligation. Payments received as deposits for the purchase orders made by the customers are recognized as customer deposits and included in current liabilities on the unaudited condensed consolidated balance sheets. Customer deposits are recognized as revenue when control over the ordered furniture is transferred to and accepted by the customer.

For the franchisee business in South Korea, the Company signs franchise agreements with qualified franchisees, which clearly stipulate the scope of authorized product sales, brand usage standards, supply terms, and payment conditions. Under this model, the Company’s performance obligation mainly involves providing qualified products to franchisees and offering necessary operational support, such as brand guidance, marketing assistance. Revenue is recognized when the control of products is transferred to franchisees (usually upon delivery and acceptance), as there is no subsequent right of return or price adjustment clause in the standard franchise agreement.

All revenues are reported net of any sales discounts or taxes. Refunds and returns, which are minimal, are recorded as a reduction of revenue.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Export Sales and Leather Trading

The Company’s export sales revenue and leather trading revenue are principally derived from the sale of products, including upholstered sofas, and sale of leather materials, to corporate customers in overseas. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs when the goods are delivered to the customer and all criteria for acceptance have been satisfied.

Generally, the Company enters into order confirmation with its customers which specify the rights of the parties, including product specifications, shipment term and payment terms and sales prices to the customers are fixed. The performance obligations in a given transaction are determined by the individual order confirmation with revenue recognized at the time that the performance obligations have been satisfied. All revenues are recognized based on the price specified in the order confirmation, net of any sales discounts or taxes. Refunds and returns, which are minimal, are recorded as a reduction of revenue.

The summary of sales tax rate (including value added tax and goods and service tax) by the governing countries is as follows:-

	Sales tax rate
Jurisdiction	2025	1H2026
France	20%	20%
Australia	10%	10%
South Korea	10%	10%
Japan	10%	10%
United Kingdom	20%	20%
Singapore	9%	9%

Product Return Policies

Among these segments, the Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship.

For retail business, the Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 3 to 14 days upon the receipt of products by the customers.

For export business, the Company does not accept product returns and instead provides a five-year warranty covering defects in manufacturing and/or workmanship.

The Company’s obligation to provide a refund for products that are defective or non-conforming due to defects in manufacturing and/or workmanship is recognized as a provision for warranty liabilities. Refer to “Warranty Liabilities” for disclosure of warranty liabilities.

Disaggregation of Revenue

The Company has disaggregated its net revenue from contracts with customers into categories based on business segments, as follows:

		Six months ended June 30,
Product sales, by business segments:	Point of recognition	2025	2026
Export sales	At a point in time	$168,009,212	$186,293,352
Retail sales	At a point in time	3,382,273	5,313,821
Leather trading	At a point in time	9,383,318	6,697,933
Total		$180,774,803	$198,305,106

F-11

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Cost of Goods Sold

Cost of goods sold primarily consists of purchase costs of merchandizes from the vendors, inbound shipping and fulfilment costs necessary to bring inventory to its present location and condition, and inventory write-downs, which consist of allowance for obsolete and slow-moving inventories.

● Sales and distribution expenses

Sales and distribution expenses consist primarily of ocean freights, outwards land transports, salaries of our sales persons, sales commissions, and warranty expenses.

● General and administrative expenses

General and administrative expenses consist primarily of salaries of our office staff, depreciation of right-of-use assets of our office, professional fees, and traveling expenses. During the six months ended June 30, 2026, listing expenses of $1,087,814 were reported in the general and administrative expenses, as such expenses are administrative in nature. To conform to the current period presentation, listing expenses of $666,021 for the comparative period ended June 30, 2025 were reclassified to the general and administrative expenses.

● Advertising Costs

The Company recognizes advertising costs as incurred. Advertising costs for the six months ended June 30, 2025 and 2026 were $2,776,143 and $2,474,892, respectively.

● Shipping and Fulfilment Costs

Shipping and fulfilment costs incurred to deliver the products from the warehouse to the customers and recorded in sales and distribution expenses in the unaudited condensed consolidated statements of operations and comprehensive income.

For the six months ended June 30, 2025 and 2026, the aggregate shipping and fulfilment costs were $11,264,802 and $13,505,914, respectively.

● Listing expenses

Listing expenses consist primarily of audit fees, statutory and legal expenses, and insurance expenses.

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income (loss) as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income (loss), as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income (loss) is not included in the computation of income tax expense or benefit.

● Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who has determined that it operates in three reportable segments, Retail, Export sales and Leather Trading segments for the periods presented.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income as the related employee services are provided.

● Leases

The Company adopts the Financial Accounting Standards Board (“FASB”) ASU 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the unaudited condensed consolidated balance sheets. The Company does not have any finance lease for all periods presented.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases with recognized lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) are classified as operating leases. The Company has elected to not separate lease and non-lease components for property leases and account for them as one single lease component.

● Warranty Liabilities

The Company offers a product warranty to its customers for repairs and replacements, generally twelve (12) months to 10 years, from the date of shipment accepted by the customers, in accordance with applicable law or industry standard, which is limited to the original equipment manufacturers’ warranties on the defective or non-conforming products. Historically, the Company experienced a low rate of repairs and replacements on product claims. The provision for the expected warranty claims is estimated based on the past experience requested by the customers.

Warranty expense was $4,004,614 and $3,096,219 for the six months ended June 30, 2025 and 2026, respectively.

● Provision for Reinstatement Cost

Provisions for the costs to reinstate leased properties to their original condition, as required by the terms and conditions of the leases, are recognized at the date of inception of the leases at the Company’s best estimate of the expenditure that would be required to reinstate the leased properties. Estimates are regularly reviewed and adjusted as appropriate for new circumstances. The provision for reinstatement costs will be expected to be materialized in 0.42 to 4.75 years in accordance with the lease terms.

During the six months ended June 30, 2025 and 2026, the Company made provision for reinstatement cost of $77,277 and $120,564, respectively.

F-12

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2025 and 2026, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2025 and June 30, 2026, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to income tax in both local and foreign jurisdictions. In connection with its business activities, the Company files tax returns that are subject to examination by the applicable tax authorities.

● Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g. convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

● Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The unaudited condensed consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement. However, disclosure of transactions that are eliminated in the preparation of unaudited condensed consolidated financial statements is not required in those statements.

F-13

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, Investments in equity securities, accounts payable, accrued liabilities and other payables and amounts due to related parties. As at December 31, 2025 and June 30, 2026, the carrying value of these financial instruments approximate at their fair values because of the short-term nature of these financial instruments, except investments in equity securities.

The Company measures its derivative financial instruments at fair value on a recurring basis.

● Reclassifications

Certain reclassifications and adjustments have been made to the prior period’s financial statements to conform to the current period’s presentation and to ensure consistency throughout the financial statements.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting pronouncements

In July 2025, the FASB issued 2025-05 to improve the measurement of credit losses for accounts receivable and contract assets. The guidance provides a practical expedient for all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets. The update aims to reduce the cost and complexity of estimating credit losses while maintaining decision-useful information for financial statement users. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. The Company adopted this standard effective January 1, 2026.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standards on its consolidated financial statements which is expected to result in enhanced disclosures.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the effects impact that the adoption of this update may have on its financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The amendments are intended to better align hedge accounting with an entity’s risk management activities and simplify certain aspects of the hedge accounting guidance. The amendments address, among other matters, the assessment of similar risk exposures for groups of forecasted transactions in cash flow hedges, hedging of interest payments on certain choose-your-rate debt instruments, cash flow hedges of forecasted nonfinancial transactions, the use of certain net written options as hedging instruments, and certain hedging relationships involving foreign-currency-denominated debts. The amendments are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those fiscal years. Early adoption is permitted. The amendments are generally required to be applied prospectively, with certain transition elections available for existing hedging relationships. Management does not expect the adoption of this new standard to have a material impact on its financial statements, as the Company does not apply hedge accounting.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. The amendments make various technical corrections, clarifications, and other improvements to the FASB Accounting Standards Codification across multiple Topics. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption permitted, including adoption of individual amendments on an issue-by-issue basis. Management does not expect the adoption of amendments to have a material impact on its financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated and combined balance sheets, statements of operations and cash flows.

F-14

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 3 －SEGMENT INFORMATION

The Company manages its operations under three segments for the purpose of assessing performance and making operating decisions – Retail Business (“Retail”), Export Sales Business (“Export Sales”) and Leather Trading (“Leather Trading”). The Company’s CODM is Chief Executive Officer (CEO). The CODM allocates resources and evaluates the performance of the Company using information about combined net income from operations. All significant operating decisions are based upon an analysis of the Company as three operating segments, which are the same as its reporting segments.

The Company organizes its business segments based on the nature of products and services offered, and the economic characteristics of each segment.

Following is a brief description of the activities of the Company’s business segments.

Retail

The Retail segment of the Company includes the results of operations of HTL SG and HTLK. These entities share characteristics such as the end customers being individual consumers, and sales being more focused on product sales in Singapore and South Korea. For Singapore’s retail sales, it has digital platform sales. For South Korea’s retail business, it further encompasses two specific models: franchisee business and department sales, which supplement the direct retail operations and expand the reach to local consumers.

Export Sales

The Export Sales segment of the Company includes the results of operations of HTL FE, HTLF, HTLA, HTLJ, HTLUK, and HTL Marketing in relation to export sales. These entities share similar characteristics such as customers being businesses and being primarily product-related businesses.

Leather Trading

The Leather Trading segment of the Company includes the results of operations of HTL Marketing in relation to leather trading. These entities share characteristics such as the end customers being corporate customers, and sales being more focused on leather materials.

Selected Financial Data by Business Segment

Net sales and operating profit of the Company’s business segments exclude intersegment sales, cost of sales and profit as these activities are eliminated in consolidation and thus are not included in management’s evaluation of performance of each segment. The Company’s CEO serves as the CODM and is responsible for reviewing segment performance and making decisions regarding resource allocation. The Company’s CODM evaluates each segment’s performance based on metrics such as net sales, operating profit, and other key financial indicators, guiding strategic decisions to align with company-wide goals.

Summary Operating Results

The operating results of each business segment were as follows:

	Six months ended June 30, 2025
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$3,382,273	$166,459,189	$276,399	$-	$170,117,861
From related parties	-	1,550,023	9,106,919	-	10,656,942
	3,382,273	168,009,212	9,383,318	-	180,774,803
Cost of goods sold	(1,401,494)	(120,526,294)	(9,014,470)	-	(130,942,258)

Gross profit	1,980,779	47,482,918	368,848	-	49,832,545

Operating expenses:
Sales and distribution expenses	(2,404,689)	(28,634,760)	(52,661)	-	(31,092,110)
General and administrative expenses	(906,968)	(8,099,908)	(3,025)	(682,051)	(9,691,952)
Total operating expenses	(3,311,657)	(36,734,668)	(55,686)	(682,051)	(40,784,062)

Operating income (loss)	(1,330,878)	10,748,250	313,162	(682,051)	9,048,483

Other income (expenses):
Interest expense	(125,183)	(394,423)	(210,766)	-	(730,372)
Interest income	130	15,946	170	-	16,246
Government subsidies	12,238	4,712	-	-	16,950
Foreign exchange gain (loss), net	(9,647)	4,292,067	6,215	4,998	4,293,633
Net gain from related parties debt restructuring	-	-	-	1,460,543	1,460,543
Professional fees on acquisition of HTL Marketing	-	(133,960)	-	(1,127,600)	(1,261,560)
Scrap sofa sale income	-	223,263	-	-	223,263
Sundry income (expense)	78,284	21,551	7	(60,438)	39,404
Change in fair value of derivatives financial Instruments	-	(753,243)	-	-	(753,243)
Total other income (expenses), net	(44,178)	3,275,913	(204,374)	277,503	3,304,864

Income (loss) before income taxes	(1,375,056)	14,024,163	108,788	(404,548)	12,353,347
Income tax expense	-	(2,310,779)	(18,493)	-	(2,329,272)

Segment income (loss)	$(1,375,056)	$11,713,384	$90,295	$(404,548)	$10,024,075

F-15

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30, 2026
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$5,313,821	$185,418,405	$-	$-	$190,732,226
From related parties	-	874,947	6,697,933	-	7,572,880
	5,313,821	186,293,352	6,697,933	-	198,305,106
Cost of goods sold	(1,876,931)	(133,106,987)	(6,327,510)	-	(141,311,428)

Gross profit	3,436,890	53,186,365	370,423	-	56,993,678

Operating expenses:
Sales and distribution expenses	(3,385,506)	(33,560,786)	(21,130)	-	(36,967,422)
General and administrative expenses	(694,444)	(8,432,743)	(1,969)	(1,198,702)	(10,327,858)
Total operating expenses	(4,079,950)	(41,993,529)	(23,099)	(1,198,702)	(47,295,280)

Operating income (loss)	(643,060)	11,192,836	347,324	(1,198,702)	9,698,398

Other income (expenses):
Interest expense	-	(40,734)	(109,881)	-	(150,615)
Interest income	465	18,421	307	-	19,193
Government subsidies	15,685	7,700	-	-	23,385
Foreign exchange gain (loss), net	(2,426)	(2,319,989)	163,712	(9,654)	(2,168,357)
Scrap sofa sale income	-	165,621	-	-	165,621
Change in fair value of derivatives financial Instruments	-	74,765	-	-	74,765
Sundry income (expense)	89,747	(208,528)	-	266,876	148,095
Total other income (expenses), net	103,471	(2,302,744)	54,138	257,222	(1,887,913)

Income (loss) before income taxes	(539,589)	8,890,092	401,462	(941,480)	7,810,485
Income tax expense	-	(1,674,699)	(68,248)	-	(1,742,947)

Segment income (loss)	$(539,589)	$7,215,393	$333,214	$(941,480)	$6,067,538

By geographic regions:

	Six months ended June 30, 2025
	Retail Sales	Export Sales	Leather Trading	Total

Asia Pacific	$3,382,273	$35,917,394	$9,383,318	$48,682,985
Europe	-	109,989,204	-	109,989,204
North America	-	22,102,614	-	22,102,614
Total	$3,382,273	$168,009,212	$9,383,318	$180,774,803

By geographic regions:

	Six months ended June 30, 2026
	Retail Sales	Export Sales	Leather Trading	Total

Asia Pacific	$5,313,821	$34,667,805	$6,697,933	$46,679,559
Europe	-	123,659,565	-	123,659,565
North America	-	27,965,982	-	27,965,982
Total	$5,313,821	$186,293,352	$6,697,933	$198,305,106

The following tables present the summary of identifiable long-lived assets as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025
	Retail Sales	Export Sales	Leather Trading	Total

Property, plant and
equipment, net	776,528	3,577,555	123	4,354,206

Right-of-use assets, net	6,216,681	1,146,631	-	7,363,312
	6,993,209	4,724,186	123	11,717,518

F-16

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of June 30, 2026
	Retail Sales	Export Sales	Leather Trading	Total

Property, plant and
equipment, net	610,418	5,273,832	-	5,884,250
Right-of-use assets, net	4,804,117	2,724,059	-	7,528,176
	5,414,535	7,997,891	-	13,412,426

NOTE 4 －ACCOUNTS RECEIVABLES, NET

Accounts receivable, net consists of the following:

	As of
	December 31, 2025	June 30, 2026
Accounts receivable	$70,502,399	$75,278,185
Accounts receivable, related parties	5,763,509	-
	76,265,908	75,278,185
Less: allowance for expected credit losses	(255,199)	(467,104)
Accounts receivable, net	$76,010,709	$74,811,081

The following table presents the activities in the allowance for expected credit losses:

	As of
	December 31, 2025	June 30, 2026
Balance at beginning of year/period	$59,124	$255,199
Allowance for expected credit losses	196,075	211,905
Balance at end of year/period	$255,199	$467,104

The Company generally conducts its business with creditworthy third parties in export sales and leather trading, by offering the credit terms ranging from 7 to 115 days. The Company determines, on a continuing basis, the probable losses and an allowance of expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the six months ended June 30, 2025 and 2026, the Company evaluated the probable losses on accounts receivable and recorded the provision for allowance for expected credit losses of $4,665 and $211,905, respectively.

NOTE 5 － INVENTORIES, NET

	As of
	December 31, 2025	June 30, 2026
Inventories at warehouse	$2,003,528	$2,102,679
Inventories at showroom	481,389	547,617
	2,484,917	2,650,296
Less: allowance for obsolete inventories	(1,007,472)	(1,186,691)
Goods in transit	8,122,045	8,554,600
Inventory at subcontractor	-	102,312
Total	$9,599,490	$10,120,517

For the six months ended June 30, 2025 and 2026, the Company evaluated the probable losses on inventories and recorded the provision for allowance for obsolete inventories of $40,053 and $196,995, respectively.

F-17

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 6 － PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of
	December 31, 2025	June 30, 2026
At cost:
Leasehold improvements	$1,265,243	$1,003,778
Leasehold properties		1,183,737
Freehold land	2,794,950	2,695,340
Freehold buildings	2,681,984	2,586,399
Office equipment	350,335	342,084
Furniture and fixtures	1,234,330	1,726,566
Motor vehicles	74,935	72,265
	8,401,777	9,610,169
Less: accumulated depreciation	(4,047,571)	(3,725,919)
Property, plant and equipment, net	$4,354,206	$5,884,250

Depreciation expense for the six months ended June 30, 2025 and 2026 were $142,739 and $229,552, respectively.

NOTE 7 － SHORT-TERM BORROWINGS

Short-term borrowings comprised of the following:

	As of
	December 31, 2025	June 30, 2026
Bank borrowings, secured
- Trade financing loans	$10,389,094	$7,263,986

HTL Marketing obtained the trade financing revolving and factoring facilities among various financial institutions in Singapore, in the aggregate principal amount of up to $43 million, which bear annual interest at the effective average rate ranging from 5.39% to 5.71% with maturity of 90 days to 180 days. The purpose of these banking facilities is to support the furniture export and leather trading operations of HTL Marketing.

The loans contain financial covenants requiring HTL Marketing to maintain defined financial ratios throughout the term of the facilities. HTL Marketing evaluated compliance with these covenants and determined that HTL Marketing was in compliance with all such requirements as of the reporting date.

These banking facilities are secured by an irrevocable corporate guarantee provided by one of the Company’s major shareholders, Golden Hill Capital Pte. Ltd. with a maximum aggregate amount of $50 million and certain assignments of accounts receivable. The corporate guarantee expires six months after the full repayment of all loans (see Note 13).

NOTE 8 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of offices, retail stores and warehouses in various countries. These leases have original terms exceeding 1 year, but not more than 10 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	December 31, 2025	June 30, 2026
Operating lease:
Right-of-use assets, net	$7,363,312	$7,528,176

Lease liabilities:
Current lease liabilities	$1,924,657	$2,299,696
Non-current lease liabilities	5,572,603	5,377,461
Total lease liabilities	$7,497,260	$7,677,157

F-18

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

A summary of operating lease expenses recognized in the Company’s consolidated statements of operations and comprehensive income is as follows:

	Six months ended June 30,
	2025	2026
Amortization of right-of-use assets	$1,118,679	$1,241,920
Interest of lease liabilities	160,078	204,325
Total operating lease expenses	$1,278,757	$1,446,245

Other supplemental information about the Company’s operating leases as of:

	December 31, 2025	June 30, 2026
Weighted average discount rate	1.2-7.59%	1.2-7.59%
Weighted average remaining lease term (years)	0.08-9 years	0.42-8.5 years

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases as of June 30, 2026:

For the year ending December 31,	Amounts
2026 (six months)	$1,365,541
2027	2,400,120
2028	1,759,193
2029	1,053,058
2030	669,388
Thereafter	1,405,333
Total minimum lease payments	8,652,633
Less: imputed interest	(975,476)
Future minimum lease payments	$7,677,157

NOTE 9 －DERIVATIVES FINANCIAL INSTRUMENTS

The Company enters into foreign currency derivative contracts to economically hedge the exposure to foreign currency fluctuations associated with the forecasted sale and purchase of inventories, the foreign exchange risk associated with certain receivables denominated in foreign currencies and certain future commitments for foreign expenditures.

Contracts to buy or sell a non-financial item that can be settled net in cash are accounted for as financial instruments, with the exception of those contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements.

Instruments are typically entered into to align with the timing and amount of underlying exposures, generally with maturities of 1 to 12 months. The Company does not apply hedge accounting under ASC 815 to these instruments. All the foreign currency derivative contracts are recognized at fair value on the unaudited condensed consolidated balance sheets with the changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive income as “change in fair value of derivatives financial instruments”. Derivative financial instruments assets and liabilities are presented as current or non-current based on the expected settlement date.

Foreign currency derivative contracts are measured using quoted forward currency rates at the balance sheet date. These instruments are classified as Level 2 within the fair value hierarchy. There was no transfers between levels during the periods presented.

The foreign currency forward contracts are recorded at fair value of $74,765 and nil under current liabilities in the unaudited condensed consolidated balance sheet as of December 31, 2025 and June 30, 2026, respectively. The Company recognized the change in fair value of derivatives financial instruments of $(753,243) and $74,765 during the six months ended June 30, 2025 and 2026, respectively in the unaudited condensed consolidated statements of operations and comprehensive income.

F-19

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 10 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on February 16, 2024 with the authorized share of 100,000,000 Ordinary Shares.

On August 22, 2025, the Company increased authorized shares from 100,000,000 to 500,000,000 shares of ordinary share, with a par value of $0.0001 per share.

The Company is authorized to issue one class of ordinary share.

On May 5, 2025, the Company entered into the Sale and Purchase Agreement with New Century to acquire 100% of equity interests in HTL Marketing. Under the terms of the Sale and Purchase Agreement, in exchange for acquiring HTL Marketing, the Company issued 75,000,000 shares of ordinary Share to New Century, which are subject to two-year lock-up restrictions. This transaction was closed on May 19, 2025.

The Company and HTL Marketing are controlled by common shareholders prior to this acquisition. Hence, this acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current corporate structure has been retroactively presented in prior periods as if such structure existed as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

As of June 30, 2026 and December 31, 2025, 89,687,500 shares of ordinary share were issued and outstanding.

NOTE 11 － NET INCOME PER SHARE

	Six months ended June 30,
	2025	2026

Numerator:
Net income attributable to the Company’s shareholders	$10,024,075	$6,067,538

Denominator:
Weighted average ordinary shares outstanding - Basic and diluted*	89,687,500	89,687,500

Net income per share
Basic and diluted	$0.11	$0.07

*	The numbers of shares from January 2025 to May 2025 are presented on a retroactive basis giving the effect from the completion of common control acquisition in HTL Marketing.

NOTE 12 － INCOME TAX EXPENSE

The components of the provision for income tax expense were as follows:

	Six months ended June 30,
	2025	2026
Current income tax	$2,465,661	$1,764,722
Deferred income tax benefit	(136,389)	(21,775)

Income tax expense	$2,329,272	$1,742,947

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

F-20

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The summary of effective income tax rates by the governing countries is as follows:-

Jurisdiction	Income Tax Rate
	2025	2026
France	25%	25%
Australia	30%	30%
South Korea	10%	10%
Japan	34%	34%
United Kingdom	25%	25%
Singapore	17%	17%

The reconciliation of the actual income taxes to the amount of tax computed by the applying Singapore tax rate (17% for 2025 and 2026) to pre-tax income is as follows:

	Six months ended June 30,
	2025		2026
Income tax expense at statutory tax rate	$2,100,068	17%	$1,327,782	17%
Effect of differences between statutory tax rates and foreign effective tax rates (i)	7,223	0%	335,664	4%
Income not subject to taxes	(273,615)	(2)%	(16,542)	0%
Expenses not subject to tax deduction	2,150	0%	21,809	0%
Utilization of Previously Unrecognized Tax Losses	-	-	(1,936)	0%
Net operating losses	468,263	4%	98,477	1%
Other tax adjustments	25,183	0%	(22,307)	0%
Income tax expense and effective income tax rate	$2,329,272	19%	$1,742,947	22%

(i)	Certain operations were conducted out of Singapore. The effect represents the foreign income tax rate differential when compared to Singapore statutory income tax rate for the six months ended June 30, 2025 and 2026.

As of June 30, 2026, the cumulative net operating losses which can be carried forward to offset future taxable income are as follows:

Tax regimes of the country	Expiration date	Amount
Singapore	Indefinite	$6,982,188
United Kingdom	Indefinite	218,768
Japan	2029-2036	1,633,488
South Korea	2032-2036	1,125,331
Total		$9,959,775

These cumulative net operating losses can be carried forward to offset future taxable income, subject to the statutory requirements applicable to the operations in their respective countries of incorporations.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2025 and 2026 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2026.

The Company remains subject to examination by the respective governing authorities on its tax returns for the tax periods of 2025.

F-21

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 13 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

Name of related party	Relationship with the Company
New Century International Homes Pte. Ltd.	Controlling shareholder
Golden Hill Capital Pte. Ltd. (“GHC”)	Major shareholder
Golden Hill Capital Ltd.	Indirect major shareholder
Gruppo 8 S.R.L.	Entity controlled by two common controlling beneficial shareholders
H.T.L. Furniture, Inc.	Entity controlled by two common controlling beneficial shareholders
Corium Italia S.R.L.	Entity controlled by two common controlling beneficial shareholders
HTL Global Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Trading (India) Private Limited	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (China) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Changshu) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Huaian) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture Vietnam Company Limited.	Entity controlled by two common controlling beneficial shareholders
HTL Product Design (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Import/Export Trading (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Sofa India Private Limited	Entity controlled by two common controlling beneficial shareholders
Trends Leather (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Middle East Furniture LLC	Entity controlled by two common controlling beneficial shareholders
New Century Overseas Investments Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Home Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders

Related party balances consisted of the following:

			As of
Name	Nature		December 31,2025	June 30,2026
Gruppo 8 S.R.L.	Accounts receivable – related parties	(a)	$101,783	$-
Corium Italia S.R.L.	Accounts receivable – related parties	(a)	154,660	-
Trends Leather (Yangzhou) Co., Ltd.	Accounts receivable – related parties	(a)	5,507,066	-
			$5,763,509	$-

HTL Global Pte. Ltd.	Amount due from related party	(b)	$2,708,435	$-
New Century International Homes Pte. Ltd.	Amount due from related party	(b)	1,571,817	-
Golden Hill Capital Pte. Ltd.	Amount due from related party	(b)	2,745,840	-
			$7,026,092	$-

HTL Furniture (China) Co., Ltd.	Accounts payable – related parties	(c)	$4,587,578	$6,225,310
HTL Furniture (Changshu) Co., Ltd.	Accounts payable – related parties	(c)	32,088,012	24,708,054
HTL Furniture (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	16,747,618	13,583,247
HTL Furniture (Huaian) Co., Ltd.	Accounts payable – related parties	(c)	8,173,680	4,991,897
HTL Import/Export Trading (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	176,533	109,325
HTL Furniture Vietnam Company Limited.	Accounts payable – related parties	(c)	12,017,175	12,469,427
HTL Furniture (Yangzhou) Co., Ltd.	Accounts payable – related parties	(c)	85,458	69,570
HTL Product Design (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	845,404	1,064,707
HTL Middle East Furniture LLC	Accounts payable – related parties	(c)	29,900	22,573
Corium Italia S.R.L.	Accounts payable – related parties	(c)	45,215	2,282
Gruppo 8 S.R.L.	Accounts payable – related parties	(c)	94,416	78
New Century Trading (India) Private Limited	Accounts payable – related parties	(c)		55,036
New Century Sofa India Private Limited	Accounts payable – related parties	(c)		447,209
Trends Leather (Yangzhou) Co., Ltd.	Accounts payable – related parties	(c)		492
			$74,890,989	$63,749,207

(a)	Accounts receivable due from related parties represented trade receivables from the sale of goods with the Company in the normal course of business, which are unsecured, interest-free and grant with credit terms ranging from 60 to 90 days from the issue date of invoice.
(b)	These balances represented non-trade temporary advances made by the Company, which are unsecured, interest-free and repayable on demand.
(c)	Accounts payable due to related parties represented trade payables from the purchase of goods by the Company in the normal course of business, which are unsecured, interest-free and repayable on demand.

F-22

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

On May 5, 2025, HTL Marketing and certain related parties entered a deed of global settlement involving debt restructuring under the corporate reorganization exercise (“2025 Global Settlement Deed”). On June 30, 2026, the Company and GHC entered another deed of global settlement to establish a framework for the settlement of all receivables and payables between the Company and GHC Group on an ongoing basis for financial quarters from 2Q2026 onwards (“2026 Global Settlement Deed”).

As of December 31, 2025, the net balance of accounts receivable, related parties, accounts payable, related parties, and amounts due from related parties were $5,763,509, $74,890,989, and $7,026,092, respectively.

As of June 30, 2026, the net balance of accounts receivable, related parties, accounts payable, related parties, and amounts due from related parties were nil, $63,749,207, and nil, respectively.

In the ordinary course of business, during the six months ended June 30, 2025 and 2026, the Company has involved with transactions, either at cost or current market prices and on normal commercial terms among related parties. The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

F-23

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

		Six months ended June 30,
Name of related parties	Nature	2025	2026

H.T.L. Furniture, Inc.	Sale of Sofa	$58,521	$63,320
New Century Trading (India) Private Limited	Sale of Sofa	1,491,502	811,627
Trends Leather (Yangzhou) Co., Ltd.	Sale of leather	9,106,919	6,697,933
		$10,656,942	$7,572,880

Gruppo 8 S.R.L.	Purchase of goods	585,175	-
HTL Furniture (Huaian) Co., Ltd.	Purchase of goods	5,056,779	5,685,121
HTL Furniture (Changshu) Co., Ltd.	Purchase of goods	40,378,968	41,393,853
HTL Furniture (China) Co., Ltd.	Purchase of goods	51,541,144	56,306,447
HTL Furniture (Kunshan) Co., Ltd.	Purchase of goods	13,726,028	13,407,373
HTL Furniture Vietnam Company Limited.	Purchase of goods	6,922,039	16,049,743
HTL Import/Export Trading (Kunshan) Co. Ltd.	Purchase of goods	281,230	176,669
New Century Sofa India Private Limited	Purchase of goods	4,813,224	3,548,280
Trends Leather (Yangzhou) Co., Ltd.	Purchase of sample leather	543	493
		$123,305,130	$136,567,979

Gruppo 8 S.R.L.	Commission income	40,590	-
HTL Global Pte. Ltd.	Commission income	14,344	-
		$54,934	$-

H.T.L. Furniture, Inc.	Commission expense	$1,076,116	$1,439,903
New Century Trading (India) Private Limited	Commission expense	119,364	176,372
H.T.L. Furniture Inc.	Service fee	350,844	269,769
		$1,546,324	$1,886,044
HTL Product Design (Kunshan) Co., Ltd.	Professional fee	$2,576,325	$2,357,625
HTL Import/Export Trading (Kunshan) Co., Ltd.	Professional fee	$139,249	$697,377
HTL Furniture (Yangzhou) Co., Ltd.	Professional fee	$93,604	$392,861
		$2,809,178	$3,447,863

HTL Global Pte. Ltd.	Recharge of costs	$4,567	$-

HTL Middle East Furniture LLC	Recharge of costs	$47,992	$78,825

New Century Trading (India) Private Limited	Recharge of costs	$-	$-
		$52,559	$78,825

H.T.L. Furniture, Inc.	Showroom expense	$100,000	$100,000

New Century International Homes Pte Ltd	Office rental income	$2,283	$2,360
New Century Trading (India) Private Limited	Ocean Freight recharge	$(2,341)	$84,000
H.T.L. Furniture, Inc.	Customers’ Claims	$-	$20,763

HTL Global Pte. Ltd.	Management fees	$2,489	$-

H.T.L. Furniture, Inc.	Management fees	-	55,117

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

F-24

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Corporate guarantee from GHC

As of December 31, 2025 and June 30, 2026, GHC provided an irrevocable corporate guarantee with a maximum aggregate amount of $50 million to various financial institutions in Singapore to secure the banking facilities borrowed by HTL Marketing. The corporate guarantee expires six months after the full repayment of all loans (see Note 7).

NOTE 14 － CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a) Major customers

For the six months ended June 30, 2025 and 2026, the customers who accounted for more than 10% of the Company’s total revenues are presented as follows:

	Six months ended June 30,
	2025	2026
Customer A	25%	23%

As of December 31, 2025 and June 30, 2026, accounts receivable due from these customers which accounted for more than 10% of the total consolidated accounts receivable, respectively are presented as follows:

	As of
	December 31, 2025	June 30, 2026
Customer A	32%	33%

F-25

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(b) Major vendors

For the six months ended June 30, 2025 and 2026, the vendors, being related parties, who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at period-end dates, are presented as follows:

	Six months ended June 30,
	2025	2026
Vendor A, related party	39%	40%
Vendor B, related party	31%	29%
Vendor C, related party	5%	11%
Vendor D, related party	10%	9%

As of December 31, 2025 and June 30, 2026, accounts payable due to these vendors which accounted for more than 10% of the total consolidated accounts payable, respectively are presented as follows:

	As of
	December 31, 2025	June 30, 2026
Vendor A, related party	6%	9%
Vendor B, related party	40%	36%
Vendor C, related party	15%	18%
Vendor D, related party	21%	20%

The major vendors of the Company are located in China.

(c) Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and restricted cash. The Company places its cash with high credit quality institutions in Singapore and other countries, the composition and maturities of which are regularly monitored by the management. At times, cash amounts may be in excess of the Singapore Deposit Protection Board and other countries insurance limits. The Company has not experienced any losses in such account and believes that it is not exposed to any significant credit risk on the account. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and advances to vendors. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Foreign exchange risk

The Company has significant exposure to exchange rate fluctuations, both due to translation and transaction exposures. Translation exposures arise from measuring income statements of foreign subsidiaries with functional currencies other than the U.S. dollar. Transaction exposures involve impact from (i) input costs that are denominated in currencies other than the local reporting currency and (ii) revaluation of working capital balances denominated in currencies other than the functional currency. The Company leverages its diversified portfolio of exposures as a natural hedge. In certain cases, the Company enters into non-qualifying foreign currency contracts to hedge certain balance sheet items subject to revaluation. The change in fair value of these instruments and the underlying exposure are both immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.

The management monitors its foreign currency exposures on an ongoing basis. The Company enters into foreign currency forward contracts from time to time to economically manage its exposure to foreign exchange fluctuations. These contracts are not designated as hedging instruments under ASC 815 (see Note 9).

(e) Interest rate risk

The Company is exposed to interest rate risk primarily relating to the fixed-rate trading financing and factoring facility. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

(f) Global economic and political risk

The Company’s products are sold in numerous countries worldwide and as a result, the Company is exposed to global macroeconomic factors, geopolitical tensions and government policies. The Company is also exposed to various risks due to economic, political and social instabilities, market volatility, natural disasters, debt and credit issues, currency controls, new or increased tariffs, foreign exchange and interest rate changes. These risks can negatively impact the Company’s net revenues, net earnings and cash flows.

NOTE 15－ COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2025 and June 30, 2026, the Company did not have any significant commitments and contingencies involved.

NOTE 16－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were available to be issued.

The Company remains in progress with its proposed secondary listing (“Proposed Secondary Listing”) on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The Proposed Secondary Listing remains subject to regulatory review and approval, and if approved, the fulfilment of certain conditions and other applicable listing requirements.

F-26